Consolidated Financial Statements



First Quarter, ended September 30, 2003
(Unaudited – Prepared by Management)

CREW DEVELOPMENT CORPORATION
Consolidated Balance Sheets *(As restated, see Note 2a and 5)*
(expressed in Canadian dollars)

As at		September 30, 2003 (unaudited)		June 30, 2003 (audited)
ASSETS				
CURRENT				
Cash		$ 20,347,362	$	6,689,956
Accounts receivable		430,438		359,147
Prepaid expenses		856,152		344,260
Due from Metorex Limited		638,591		638,591
Investment in Metorex Limited		3,716,398		3,716,398
Investment in Asia Pacific Resources		1,292,100		1,730,760
		27,281,041		13,479,112
Nalunaq Mineral Property Interest	(Note 3)	51,541,897		45,135,182
Investment in Barberton Mines Limited		5,799,478		5,257,843
Security Deposit		876,699		877,338
Deferred financing costs		1,637,642		---
Property, Plant and Equipment		187,759		190,467
Other Mineral Property Interests		3,824,689		3,453,462
		$ 91,149,205	$	68,393,404
LIABILITIES				
CURRENT				
Promissory Notes		$ ---	$	379,152
Accrued restructuring costs	(Note 4)	258,567		327,685
Accounts payable and accrued liabilities		2,895,761		2,858,560
		3,154,328		3,565,397
Convertible Bonds	(Note 5)	21,149,701		---
Future Income Taxes		3,338,484		3,338,484
Non-Controlling Interest		4,050,461		4,007,830
		31,692,974		10,911,711
SHAREHOLDERS' EQUITY				
Share capital	(Note 6)	160,852,583		160,114,934
Contributed Surplus		296,680		296,680
Equity component of convertible bonds	(Note 5)	859,208		----
Deficit		(102,330,274)		(102,707,954)
Cumulative translation adjustment		(221,966)		(221,966)
		59,456,231		57,481,694
		$ 91,149,205	$	68,393,404

On behalf of the Board: Jan Vestrum - Director   Cameron Belsher- Director

CREW DEVELOPMENT CORPORATION
Consolidated Statements of Profit and Deficit
(Unaudited)
(expressed in Canadian dollars)

Three months ended	September 30 2003	September 30 2002
EXPENSES		
Administration, office and general	$ **(1,251,446)**	$ (1,120,074)
Amortization	**(17,822)**	(58,390)
Interest	**(22)**	-
Professional fees	**(148,538)**	(304,096)
	(1,417,828)	(1,482,560)
OTHER INCOME /(EXPENSES)		
Equity in income of associated companies	**329,127**	1,499,408
Foreign exchange (loss) gain	**---**	(116,863)
Gain on sale of subsidiary	**1,320,171**	---
Interest and other income	**258,529**	50,144
Interest on convertible bonds	**(126,509)**	---
	1,781,318	1,412,143
PROFIT /(LOSS) BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTEREST	**363,490**	(69,417)
PROVISION FOR INCOME TAXES		
Current	**---**	---
Future	**---**	---
	---	---
PROFIT /(LOSS) BEFORE NON-CONTROLLING INTEREST	**363,490**	(69,417)
NON-CONTROLLING INTEREST	**14,190**	16,883
NET PROFIT /(LOSS)	**377,680**	(52,534)
DEFICIT, BEGINNING OF PERIOD	**(102,707,954)**	(83,846,598)
DEFICIT, END OF PERIOD	$ **(102,330,274)**	$ (83,899,132)
PROFIT /(LOSS) PER SHARE – BASIC AND DILUTED	$ **0.00**	$ (0.00)

See accompanying Notes to the Consolidated Financial Statements

CREW DEVELOPMENT CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)
(expressed in Canadian dollars)

Three months ended	September 30 2003	September 30 2002
OPERATING ACTIVITIES		
Net profit/(loss)	**$ 377,680**	$ (52,534)
Add (deduct) items not affecting cash:		
Amortization	**17,822**	58,390
Equity income of associated companies	**(329,127)**	(1,499,408)
Loss on disposal of assets	**---**	20,546
Gain on sale of investments	**(16,347)**	---
Non-controlling interest	**(14,190)**	(16,883)
Changes in non-cash working capital items	**(584,216)**	247,174
	(548,378)	(1,242,715)
FINANCING ACTIVITIES		
Repayments of amounts due from Metorex Limited	**---**	1,395,067
Issue of Convertible Bond (net of issue costs)	**20,561,278**	---
	20,561,278	1,395,067
INVESTING ACTIVITIES		
Expenditures on Nalunaq mineral property interest	**(6,406,715)**	(1,922,090)
Expenditures on other mineral property interests	**(371,228)**	(95,492)
Acquisition of property, plant and equipment	**(33,184)**	(28,566)
Expenditures on geothermal property	**---**	(157,968)
Proceeds on disposal of investments	**454,140**	---
	(6,356,987)	(2,204,116)
NET CASH INFLOW/ (OUTFLOW)	**13,655,913**	(2,051,764)
CASH POSITION, BEGINNING OF PERIOD	**6,691,449**	4,376,481
CASH POSITION, END OF PERIOD	**$ 20,347,362**	$ 2,324,717

See accompanying Notes to the Consolidated Financial Statements

CREW DEVELOPMENT CORPORATION
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended September 30, 2003
(expressed in Canadian dollars)

_____

1. **Description of Business and Nature of Operations**

    Crew Development Corporation ("Crew" or the "Company") is an international mining exploration, development and operating company focused on identifying, acquiring and developing resource projects world-wide. At present, Crew controls development projects in Greenland, Norway, Ghana and the Philippines. The Company's shares are traded on the Toronto, Oslo and Frankfurt Stock Exchanges and on the over the counter market in the United States

2. **Significant Accounting Policies and Basis of Presentation**

    (*a*) *Basis of presentation*
    These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended June 30, 2003, except as noted below. These financial statements do not include all of the disclosure required by Canadian GAAP for annual financial statements and should be read in conjunction with the notes to the Company's audited financial statements for the year ended June 30, 2003.

    As described in note 5, the Company has revised the accounting for the convertible debt as reported in the interim balance sheet at September 30, 2003. This revision has resulted in the reclassification of $6,745,459 from the equity component of convertible bonds, as previously reported, to long-term liabilities.

    In management's opinion, all adjustments considered necessary for fair presentation have been included in these statements.

    The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company as at September 30, 2003 are as follows:

Subsidiary	% interest
Nalunaq Gold Mine A/S (Greenland) ("Nalunaq")	82.5%
Crew Norway AS (formerly Mindex ASA)	100%
Hwini-Butre Minerals Ltd. (Ghana)	100%

    (b) Convertible Bonds
    In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible bonds issued during the period have been segregated into their debt and equity components. The financial liability component, representing the value allocated to the liability at the time of inception, is recorded as a long-term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal amount into common shares, is classified in shareholders' equity as "Equity component of convertible bonds". These components have been measured at their respective fair values on the date the bonds were issued. The finance costs associated with the issue of the convertible bonds are held as deferred financing costs and amortized over the period of the liability.

CREW DEVELOPMENT CORPORATION
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended September 30, 2003
(expressed in Canadian dollars)

_____

2. Significant Accounting Policies and Basis of Presentation (continued)

(c) Stock options

Effective July 1, 2002 the Company adopted the new recommendations of the CICA with respect to stock-based compensation and other stock-based payments on a prospective basis. The new recommendations require that stock-based payments to non-employees be accounted for using a fair-value based method of accounting. The recommendations encourage, but do not require, the use of a fair-value based method of accounting for stock compensation to employees. The Company has elected to continue to not record stock options issued to employees as compensation expense and to disclose pro forma information on the fair value of stock compensation issued during the period in the notes to the financial statements. Had compensation cost for the Company's stock-based compensation been accounted for under the fair-value based method of accounting, the Company's net income and earnings per share would have been as follows:

Net income for the period	$	(403,000)
Fair value of share compensation to employees		59,000
Pro forma net profit for the period	$	(462,000)
Pro forma net profit per share		0.00

The fair value of stock compensation issued to employees was determined using the Black-Scholes option pricing model assuming an average volatility factor of 64.88%, an average risk-free rate of 3.73% and an expected life of 1 or 5 years. The fair value is amortized on a straight-line basis from the grant date over the vesting period of the related options.

(d) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

CREW DEVELOPMENT CORPORATION
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended September 30, 2003
(expressed in Canadian dollars)
_____

3. Nalunaq Mineral Property Interest

The following table shows the continuity of the Nalunaq mineral property interest:

	December 31, 2003	June 30, 2003
Balance, beginning of year	**$ 45,135,182**	$ 34,460,247
Acquisition of interest	**-**	1,892,695
Expenditures incurred during the year	**-**	8,782,240
Balance, end of period	**$ 45,135,182**	$ 45,135,182

During the quarter ended September 30, 2003, the Company incurred $6.4 million in developing the project.

On October 5th, 2003, the Company announced that agreements with all major suppliers and sub-contractors for the Nalunaq Gold Mining operation had been put in place.

4. Restructuring costs

During the year ended June 30, 2003, the Company's management, key operational and administrative functions were centralized by the closing of the Norway and Vancouver offices and relocation of its head office from Vancouver to London.

Details of the provisions and movements to September 30, 2003 are as follows:

	Accrued Restructuring Costs at June 30, 2003	Cash Payments	Accrued Restructuring Costs at September 30 2003
Lease exit costs	$ 285,315	$ 26,748	$ 258,567
Other costs	42,370	42,370	-
	$ 327,685	$ 69,118	$ 258,567

At June 30, 2003 lease exit costs of $285,315 were incurred based on remaining committed lease payments for the Vancouver office space, net of expected future sublease revenue. The remaining accrued lease exit costs will be paid monthly until the lease expires in February 2006.

During the quarter ended September 30, 2003, the company made cash payment in the amount of $42,370 relating to other restructuring costs and $26,748 (net of sublease revenue) on lease payments for the Vancouver office.

CREW DEVELOPMENT CORPORATION
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended September 30, 2003
(expressed in Canadian dollars)

_____

5. Convertible Bond

On September 8, 2003, the Company issued through a private placement, a NOK120million (CAD$22.1million) three-year senior convertible bonds with three major financial institutions based in London. The bonds were issued in denominations of NOK10,000 and rank pari passu among themselves. After deducting finance costs of NOK8.5million (CAD$1.5million) net proceeds were NOK111.5million (CAD$20.6million).

Interest and principal repayment

The bonds bear a 9% coupon, payable semi-annually in arrears. The principal portion of the bonds are convertible, at the option of the holder and subject to request for conversion pursuant to the conditions of the agreement, into common shares of the Company at a conversion price of NOK3.60 ($0.67) per share. The maximum number of shares that may be issued on conversion is 33.3million. The principal portion is fully repayable on September 8, 2006.

An application for the listing of the bonds, including the prospectus will be submitted to the Oslo Stock Exchange.

Interest on the convertible bond totalling CAD$123,000 (2002: CAD$-nil) has been charged to profit and loss for the period. No payments of interest have been made to date.

In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible bonds issued during the period have been segregated into their debt and equity components. The financial liability component, representing the value allocated to the liability at the time of inception, is recorded as a long-term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal amount into common shares, is classified in shareholders' equity as "Equity component of convertible bonds". Management has revised the original estimate of the fair values of the debt and equity components as reported on the interim balance sheet as at September 30, 2003. The original allocation of the debt and equity components was done based on the relative fair values of the debt and equity components, measured separately. The revised allocation is based on more detailed analysis of the market for convertible bonds at the date of issue, and more accurately reflects managements' best estimate of the relative fair values of the debt and equity components on original issue. This correction has resulted in the reclassification of $6,745,459 from the equity component of convertible bonds, as previously reported, to long-term liabilities. The Company's interim balance sheet as at September 30, 2003 has been restated as follows:

	September 30, 2003 (As previously reported)	September 30, 2003 (as restated)
Convertible bonds (liability component)	$14,404,052	$21,149,701
Equity component of convertible bonds	$7,604,677	$859,028

CREW DEVELOPMENT CORPORATION
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended September 30, 2003
(expressed in Canadian dollars)

_____

This accounting change has had no impact on the income statement for the three-month period ended September 30, 2003 because no accretion of interest expense was recognized in this period.

These components have been measured at their respective fair values on the date the bonds were issued. The finance costs associated with the issue of the convertible bonds are held as deferred financing costs and amortized over the period of the liability.

CREW DEVELOPMENT CORPORATION
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended September 30, 2003
(expressed in Canadian dollars)

_____

6.   **Share Capital**

On September 8, 2003, the Company placed a NOK 120 million (approximately $22.1 million) three-year senior unsecured convertible bond (see note 5). The principal portion is convertible, at the option of the holder, into common shares of the Company at a conversion price of NOK 3.60 ($0.66) per share. The maximum number of shares of the Company that may be issued upon conversion of the bond is 33.3 million shares.

On September 24, 2003, the Company issued 1,111,111 shares upon conversion of the bonds into common shares of the Company at a price of $0.66 per common share. (See note 5).

Details of changes in the issued share capital since June 30, 2003 are as follows:

	Number of shares	Amount
Balance, June 30, 2003	138,664,295	$ 160,114,934
Issued on conversion of convertible bonds	1,111,111	737,649
Balance at Septebmer 30, 2003	139,775,406	$ 160,852,583

Share purchase options:

During the three months ended September 30, 2003, the Company granted the following share purchase options to employees:

In July 2003, the Company granted 300,000 shares purchase options at an exercise price of $0.42 and which expire July 2008. In August 2003, the Company granted 200,000 share purchase options at an exercise price of $ 0.55 and which expire August 2008. In September 2003, the Company granted 500,000 share purchase options at an exercise price of $0.74 and which expire September 2008.

A summary of share option plan activity is as follows:

	Number of shares	Weighted average exercise price
Balance, June 30, 2003	11,370,000	$ 0.49
Granted	1,000,000	0.61
Cancelled	(1,206,667)	0.74
Balance, September 30, 2003	11,163,333	$ 0.47

CREW DEVELOPMENT CORPORATION
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three months ended September 30, 2003
(expressed in Canadian dollars)

_____

7. Disposal of Geothermal Asset

On September 26, 2003, pursuant to an agreement dated September 3, 2003 the Company sold its 86.1% shareholding in North Pacific Geopower Corporation ("NPGP"). In consideration for the sale of this subsidiary, the Company received cash consideration of $232,312 and forgave an inter-company debt of $562,091, which was repayable by NPGP to the Company. At the time of closing, NPGP had external liabilities of CAD 569,254 all of which remained with NPGP.

The Company also agreed to defer the repayment of an additional inter-company loan of $833,078 which will now be payable to the Company on December 31, 2011. The Company has made full provision for this amount and accordingly, the total accounting profit on the sale of the shares has been reduced accordingly.

The transaction resulted in an accounting gain of approximately $1.3 million for the Company as follows:

Net deficit in investment in "NPGP"	$	(2,483,109)
Proceeds on sale		232,231
Gain before the undernoted:		(2,715,340)
Less:		
Loans forgiven by the Company (Crew Development Corp)		562,091
Loans not forgiven but provided for due to uncertainty of collection		833,078
Gain on disposal:	$	(1,320,171)

8. Segmented Information:

The Company manages its commercial mining operations by the type of commodity produced. As a result of the loss of control of the investment in Metorex, management considers that the Company commenced operating in one operating segment as of July 1, 2002, being the exploration and development of mineral properties.

Capital assets consist of property, plant and equipment, and mineral property interests in the following locations:

	December 31, 2003	June 30, 2003
Greenland	$ -	$ 45,363,428
Africa	-	3,213,200
Europe	-	90,550
Philippines	-	88,716
Canada	-	5,217
	$ -	$ 48,761,111

CREW DEVELOPMENT CORPORATION
Management Discussion and Analysis
For the three months ended September 30, 2003
(expressed in Canadian dollars)

Results of Operations:

For the period ended September 30, 2003, the Company incurred a net profit of CAD$377,680 ($0.00) per share, compared with a net loss of CAD$53,000 for the period ended September 30, 2002.

Overhead expenditures for the quarter ended September 2003 were $1,417,828 (2002-$1,483,000). This represents a slight decrease from the previous year and is in line with forecast. Management believes it will achieve its stated objective of achieving reductions in overhead expenditures throughout the current fiscal year.

For the quarter ended September 30, 2002, the Company accounted for $1,499,408 of equity income arising from its 41% holding in the shares of Metorex Limited. After a program of disposal of the shares held in Metorex Limited, the Company's holding was reduced to 5% and the principles of equity accounting, with effect from June 2003, no longer apply to this investment. Consequently no income from this investment arises in the period under review. These shares are held for future resale and as such, are disclosed within current assets. No adjustment has been made in the financial statements for unrealised currency and monetary gains arising on this investment in the period. These will be recognized when the investment is ultimately sold.

In June 2003, the Company acquired a 20% shareholding in Barberton Mines Limited. For the quarter ended September 30, 2003, the company had equity income of $329,000 (2002-nil) arising from this investment together with interest earned on loans advanced of $212,508 (2002: $nil). The performance from this investment exceeded expectations for the quarter.

The Company disposed of its Geothermal interests which gave rise to an accounting gain of $1,320,000.

Liquidity and Cash Resources:

Cash on hand at September 30, 2003 amounted to $ 20,347,362 (June 30, 2002 - $ 6,691,449).

During the three months ended September 30, 2003, the Company used $548,378 in cash from operating activities. The net profit of $377,680 included amortization of $17,822, and non-controlling interest of $14,190. Included in the net profit for the period was non-cash equity income from Barberton Mines Limited of $329,127.

The Company raised, net of expenses of the issue, $20,561,278 by issuing Convertible Bonds in September 2003. During the three months ended September 30, 2003, the Company used $6,356,987 in investing activities. The Company invested $ 6,406,715 in the final stages of the development of the Nalunaq Gold Mine. The Company also invested $371,228 on exploration activities on its Nanortalik concessions in Greenland. The company acquired property, plant and equipment in the amount of $33,183.

CREW DEVELOPMENT CORPORATION
Management Discussion and Analysis
For the three months ended September 30, 2003
(expressed in Canadian dollars)

_____

During the period the Company generated $454,140 from the sale of its investment in Asia Pacific Resources. The Company continues to hold this investment together with its investment in Metorex Limited as assets for sale and will dispose of these when market conditions are most favourable.

Nalunaq Development:

Construction work at Nalunaq and preparations for the shipping and processing of the existing stockpile are progressing on schedule, and the project is fully financed.

Infrastructure and construction works

NGM has received necessary permits to complete civil construction works, including road works, the installation of a new tank farm and the construction of foundations for the permanent camp complex at Nalunaq Gold Mine. The shipment of prefabricated camp units arrived from Norway during the period and a 300-foot deck barge, which will serve as harbour and the base of the ship loader facility, is in place in Greenland. The camp and the harbour and ore loading facilities are expected to be operational by end November 2003.

Mining operations

An agreement for contract mining at the Nalunaq Gold Mine has been signed with Procon Mining and Tunnelling Ltd. ("Procon"), who have previously been involved in test mining and pre-mining development at Nalunaq. To minimize the operational risks faced by any mining operation, the Company opted for subcontractors with appropriate experience, equipment and capacity to suit the high-grade Nalunaq gold mine in South Greenland.

NGM and the Company approved a revised mine plan developed in cooperation with potential mining contractors. The mine plan has been updated and will involve a minimum of pre-mining development and is scheduled to produce 150,000 to 160,000 tonnes of ore per year, commencing January 2004. The average head grade for the first 2 years is anticipated to be approximately 0.9 ounce per tonne. The objective is to start pre-mining underground developments in late 2003 with the aim of regular production commencing in January 2004. Included in the revised mine plan is an aggressive exploration campaign where the objective is to maintain and expand the resource base in conjunction with mining operations.

Shipping arrangements

NGM and the Company have agreed and signed Main Terms with shipping company FEDNAV of Canada for shipping of the existing stockpile and future ore under a three-year contract at competitive costs. FEDNAV has extensive experience with shipping in arctic waters and operates a large, modern fleet including several ice class vessels. The shipment of ore from Nalunaq is therefore expected to be more or less independent of seasonal changes in climate and weather conditions, and will take place on a quarterly basis. Shipping of the existing stockpile of ore is scheduled for early December 2003.

Processing arrangements

A Memorandum of Understanding ("MOU") has been signed with Rio Narcea of Spain regarding the processing of ore from Nalunaq Gold Mine (NGM), which will allow for a higher mining rate as well as an earlier start of gold production. Rio Narcea has one of Europe's most modern ore processing and gold recovery plants, with a capacity of 2000 tonnes per day using a combination of gravity and carbon-in-pulp (CIP) processing. According to the MOU, the Nalunaq ore will be processed in four annual batches of approximately 35,000-40,000 tonnes each.

Project finance

After careful consideration, it has been decided that Crew will finance the final development of Nalunaq. The loan from Crew to NGM is anticipated to be repaid in full by year-end 2004. Crew has, and will maintain, a strong treasury position, and the loan to NGM should not affect other Crew projects or exploration programs, nor will it trigger any further capital requirements. NGM intends to enter into a revolving credit facility for working capital purposes.

Projected cash flow from NGM

The cash cost estimate for Nalunaq is USD 169/oz, and includes the services provided by the above-mentioned sub-contractors. The Nalunaq base case with initial gold production of approximately 130,000 oz/year at cash cost of USD 169/oz and a gold price of USD 345/oz, is presently forecast to provide a gross cash flow of USD 23 million per year NGM. Based on a NOK/USD exchange rate of 7.00, this would result in a free cash flow from Nalunaq to Crew of approximately USD 15 million per year, or CAD 0.15 (NOK 0.77) per share (FCFPS) after tax and minority interests.

Other Exploration Work:

During the year ended June 30, 2003, the Company exercised an option to acquire 100% of the mineral rights to the Sequi Olivine project and was granted an exclusive Exploration Permit for project by the Bureau of Mines and Petroleum of the Greenland Home rule Government. The property measures fourteen square kilometres and in located in Southern Greenland 90 kilometres north of Greenland's capital city, Nuuk.

During the quarter ended September 30, 2003, the Company entered into an agreement with Minelco AB, a subsidiary of iron ore producer LKAB of Sweden, to develop a Bankable Feasibility Study ("BFS") for the Olivine project. The Company will be responsible for the management of further drilling and for the preparation of the BFS, whereas Minelco will cover all related costs. If the BFS is successfully completed, Minelco will have an option to acquire 51% of the Sequinner project for nominal consideration. Minelco would then be responsible for funding all capital expenditures related to the development of a mining operation as defined by the BFS. The project will then be restructured in a separate Greenlandic Company owned 51% by Minelco and 49% by the Company, where the Company will be the preferred operator.

During the period, the Company received the permit to commence drilling. The drilling on site commenced on August 16, 2003 and work is in progress as scheduled, with planned completion in Q3 2004.

Olivine is an anhydrous magnesium-iron silicate, which is used extensively in the iron-pellet production and with beneficial properties such as high melting point, high density, heat capacity and hardness making olivine products suitable for a number of industrial applications. The high grade and favourable textural and chemical properties contribute to the commercial potential of the project. The deposit is located only 600 meters from the tidewater in a protected fjord, which provides year round access. The location and relatively simple nature of the operation allows for a short lead-time to production. Initial assessments indicate that a production rate between one and two million tonnes a year is viable.

Outlook:

The Company's immediate priority is the finalization of the Nalunaq Development programme and the commencement of production. It is anticipated that this will occur in Q3 of this fiscal year.

It continues to be management's view that the Greenlandic concessions held by the Group and its partner, Nunaminerals, could be a new gold region and high priority will continue to be given to ongoing exploration work as well as the completion of the Bankable Feasibility Study for the Sequi Olivine Project.

The Company is in a strong financial position and has adequate liquid resources to fund the development of its mining properties and for ongoing corporate purposes.

Forward Looking Statements:

Certain information and statements in this discussion contain certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward looking statements. Actual outcomes and results may differ materially from those expressed in such forward-looking statements. Furthermore, a forward-looking statement speaks only as of that date on which such statement is made. The company assumes no obligation to update or review them to reflect new events or circumstances.